PHOENIX CAPITAL GROUP HOLDINGS, LLC

SUPPLEMENT NO. 2 DATED APRIL 3, 2023

TO THE OFFERING CIRCULAR DATED JANUARY 6, 2023

This document supplements, and should be read in conjunction with, the offering circular of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2023, as supplemented by Supplement No.1, dated and filed by us with the Commission on March 31, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is to provide a copy of the broker-dealer agreement underlying Supplement No.1 and to add this broker-dealer agreement as exhibit (1)(b) to the Exhibit Index.

FORM OF BROKER-DEALER AGREEMENT

The Company has entered into a Broker-Dealer Agreement (the “Agreement”) with Dalmore Group effective as of March 15, 2023. The Agreement will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless any party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term. The Company will pay Dalmore Group a fee of up to (4.5%) of the aggregate amount raised by the Company (the “Offering Fee”) in an offering exempt from registration under Regulation A (the “Offering”). The Offering Fee shall only be payable after the Financial Industry Regulatory Authority department of Corporate Finance issues a no objection letter for the Offering.

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EXHIBIT INDEX

Exhibit Number	Exhibit Description

(1)(a)	Form of Broker-Dealer Agreement by and between Dalmore Group LLC and Phoenix Capital Group Holdings, LLC, effective as of June 14, 2021*

(1)(b)	Form of Broker-Dealer Agreement by and between Dalmore Group LLC and Phoenix Capital Group Holdings, LLC, effective as of March 15, 2023

(2)(a)	Certificate of Formation of Phoenix Capital Group Holdings, LLC*

(2)(b)	Limited Liability Company Operating Agreement of Phoenix Capital Group Holdings, LLC, dated as of April 23, 2019, as amended+

(3)(a)	Form of Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of January 12, 2022*

(3)(b)	Form of Bond, as of February 8, 2022*

(3)(c)	Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of February 1, 2022*

(3)(d)	Second Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of July 18, 2022*

(4)	Subscription Agreement*

(6)(a)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Kris Woods, dated as of August 1, 2019*

(6)(b)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Lindsey Wilson, dated as of April 23, 2019*

(6)(c)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Curtis Allen, dated as of February 1, 2020*

(6)(d)	Credit Agreement, dated as of October 28, 2021, by and among Cortland Credit Lending Corporation, Phoenix Capital Group Holdings, LLC and the Guarantors*

(11)(a)	Consent of Cherry Bekaert LLP*

(11)(b)	Consent of Kaplan, Voekler, Cunningham & Frank, PLC**

(12)	Opinion of Kaplan, Voekler, Cunningham & Frank, PLC regarding legality of the Bonds*

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   *  Previously filed

  ** Included with the legal opinion provided pursuant to item (12)

    + Portions of this exhibit have been omitted

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